
bio

DELHAIZE GROUP

Q2 2013 results

August 8, 2013

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form 20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation.

Our priorities are unchanged

Revenue

- Strengthening our brands
- Targeted price investments
- Accelerate organic growth in selected markets

Free Cash Flow

- Disciplined approach to capital allocation
- Target working capital improvements
- Achievement of approximately €500 million FCF

Costs

- Continued focus on enhancing efficiency and reducing complexity

Q2 2013 highlights

- U.S.
  - Third consecutive quarter of positive volume growth
  - With the launch of Phase 4, ~80% of Food Lion stores are repositioned
  - Profitability supported by cost savings
- Belgium
  - Market share gains supported by success of remodelings
  - Inflation driving revenue growth
  - Profitability supported by sales leverage, cost control and timing of expenses
- SEE
  - Resilient performance despite difficult macro economic conditions
- Announced planned divestitures of Sweetbay, Harveys and Reid´s as well as operations in Montenegro (July)
- SG&A
  - Flat in Q2; down 31 bps in H1
- FCF
  - H1: €321 million FCF (€131 million in 2012)

Financial results – Q2 2013

(€ in Millions)	Q2		% Growth	
	2012	**2013**	**Actual Rates**	**Identical Rates**
Revenues	5,267	5,298	0.6%	1.7%
Gross Margin	24.1%	24.3%	14 bps	16 bps
Underlying Operating Profit	182	193	5.8%	7.0%
Underlying Operating Margin	3.5%	3.6%	18 bps	18 bps
Group Share in Net Profit	87	104	20.3%	21.2%
Free Cash Flow	44	66	54.0%	61.0%

Financial results – H1 2013

(€ in Millions)	H1		% Growth	
	2012	**2013**	**Actual Rates**	**Identical Rates**
Revenues	10,306	10,451	1.4%	2.3%
Gross Margin	24.3%	24.4%	8 bps	10 bps
Underlying Operating Profit	362	394	8.8%	9.8%
Underlying Operating Margin	3.5%	3.8%	26 bps	26 bps
Group Share in Net Profit	84	165	95.5%	96.8%
Free Cash Flow	131	321	147.2%	149.9%

EBITDA


(€ in Millions)
Underlying EBITDA
EBITDA
At Identical Rates
H1 2012
657
H1 2013
692
+5.5%
H1 2012
492
H1 2013
648
+31.9%
At Actual Rates
H1 2012
657
H1 2013
686
+4.6%
H1 2012
492
H1 2013
642
+30.8%

Delhaize America organic revenue growth and comparable store sales growth

Delhaize America[1]

2013 Q2



+1.1%
0.8%
+0.5%
+0.8%
0.4%
+0.4%
CSS
Calendar Impact
Expansion
Organic growth
Store closings(2)
Revenue growth

2013 H1



+1.5%
+0.2%
+0.7%
+2.4%
1.1%
+1.3%
CSS
Calendar Impact
Expansion
Organic growth
Store closings(2)
Revenue growth

DELHAIZE GROUP

(1) Excluding Sweetbay, Harveys and Reid's
(2) 126 Food Lion stores closed in Q1 2012, 8 Food Lion and 3 Bottom Dollar Food stores closed in Q1 2013

Delhaize America Q2 profitability showed resilience

Delhaize America
Underlying Operating Margin



Q2 2012
3.7%
Q2 2013
3.8%
H1 2012
3.8%
H1 2013
4.1%

- Q2 margin impacted by:
  - Volume growth
  - Good cost of goods and shrink management
  - Cost savings
  - Price investments of around ~ 70bps

- Remainder of 2013 comparison impacted by:
  - Release of bonus accrual in Q3 2012
  - Food Lion Phase 4 and Phase 5 (to be launched in Q4)
  - Hannaford price investments
  - Bottom Dollar Food store openings

Delhaize Belgium organic revenue growth and comparable store sales growth

Delhaize Belgium

2013 Q2



+0.8%
0.4%
+2.5%
+2.9%
CSS
Calendar Impact
Expansion
Organic growth

2013 H1



+1.6%
1.1%
+2.2%
+2.7%
CSS
Calendar Impact
Expansion
Organic growth

Market share evolution (bps)



Q1 2013
-41
Q2 2013
+35
H1 2013
-2

Delhaize Belgium profitability

Delhaize Belgium
Underlying Operating Margin


Q2 2012
3.8%
Q2 2013
4.1%
H1 2012
4.2%
H1 2013
4.6%

- Q2 margin impacted by:
  - Sales leverage
  - Cost control
  - Timing of SG&A expenses
- H2 impacted by higher advertising and overall SG&A expenses

SEE revenues and profitability

Southeastern Europe
Underlying Operating Margin



Q2 2012
3.2%
Q2 2013
3.4%
H1 2012
2.6%
H1 2013
2.4%

- Revenues
  - Growth of 4.8% at identical rates in Q2
  - Greece – Q2 market share +160 bps
  - Romania – 39 new stores in H1; Q2 revenue growth above 35%
  - Serbia and Bulgaria still under pressure
- Q2 margin impacted by:
  - Higher gross margin and cost control
- H2:
  - Greece – further market share consolidation
  - Romania – store expansion
  - Serbia – improving sales trend and gross margin

Strong Free Cash Flow generation in H1

(€ in Millions)

EBITDA[1]	717
Portfolio optimization and reorganisation cash-out	(45)
Changes in core working capital	(44)
Payment of interest and taxes	(130)
Cash capex	(177)
H1 2013 FCF	321

Free Cash Flow evolution


131
193
26
29
35
93
321
H1 2012 FCF
Capex & business acquisitions
EBITDA(1)
Payment of interest and taxes
Misc.
Core Working Capital
H1 2013 FCF

[1] Including €31 million from discontinued operations

Net debt decreased by €191 million in H1

(€ in Millions)

Sources and uses of cash


2,072
481
142
177
29
1,881
2012
OCF
Dividend
Capex
Other
H1 Net Debt

Debt capacity[1] (under BBB-/Baa3 constraint)


Dec-11
368
Dec-12
352
Mar-13
559
Jun-13[2]
880
X 2.5

(1) Delhaize Group's calculations based on rating agencies methodology
(2) Assuming completion of the Sweetbay, Harveys and Reid's divestiture

Priorities per segment specified

U.S.	• Accelerate the transformation of Food Lion: focus on implementation of Phases roll-out • Strengthen Hannaford: targeted price investments • Bottom Dollar Food: continue to refine operating model to reach satisfactory ROIC
Belgium	• Reinforce historical strengths (Quality, Health, Assortment) • Differentiate on store experience • Growth of Affiliate network
Southeastern Europe	• Maxi: gross margin improvement through better procurement conditions • Market share gains through target price investments in Greece • Accelerate growth in Romania and Indonesia

Sustained volume growth at Food Lion repositioned stores

Performance in Phase stores[1]

 # Items growth


4.5%
5.6%
2.2%
Q4 2012
Q1 2013
Q2 2013

CSS


2.3%
4.2%
2.3%
Q4 2012
Q1 2013
Q2 2013

- Good customer response provides us with confidence on the future
- Our team is developing a Unique Selling Proposition shaped around “Easy, Fresh & Affordable”

DELHAIZE GROUP

(1) At the end of Q2 2013, 875 stores were repositioned out of a total of 1,117 Food Lion stores

We do see an opportunity to increase Food Lion comparable store sales through a unique selling proposition

- Approximately 10 items per basket
- 85% of sales done through loyalty card
- 35% of sales done through promotions
- Proportion of fresh products sold below average

Opportunity to increase share of wallet

- by leveraging on
  - customer loyalty
  - proximity
  - small store format
  - tailored promotions
- by improving
  - variety and quality of assortment
  - fresh products offer
  - shopping experience
  - consistent execution

Delhaize Belgium path to further differentiation

KEY CHALLENGES

- Containing SG&A
- Improving performance of integrated stores
- Increasing market share
- Dealing with increased competitive landscape

ACCOMPLISHMENTS

- +35 bps market share in Q2
- 7 store remodelings in H1, 13 additional in H2
- 5 new Affiliate stores in H1

ACTION STEPS

- Increasing differentiation
- Improved price image (price investments, private labels)
- Improved shopping experience (Assortment, Freshness, Store Remodels)
- E-commerce

Southeastern Europe remains a growth engine

KEY CHALLENGES

- Difficult macro economic conditions in SEE
- Increased competition in Romania
- Establish Delhaize Serbia as the undisputable leading Serbian food retailer

ACCOMPLISHMENTS

- Greece – +160 bps market share in Q2 vs last year
- Maxi – divestments of operations in Montenegro and Albania
- Romania – opened 39 stores in H1

ACTION STEPS

- Greece – price investments
- Serbia – gross margin improvements through supplier negotiations, private brands, new DC
- Serbia – management change
- Romania – accelerate growth

We are well on track with our agenda

Revenue	• Strengthening our brands • Targeted price investments • Accelerate organic growth in selected markets	• Food Lion repositioning ~80% completed • Implemented at Hannaford in Q2 • 63 stores opened in SEE in H1; 5 in Indonesia
Free Cash Flow	• Disciplined approach to capital allocation • Target working capital improvements • Achievement of approximately €500 million FCF per annum	• €650 million capex guidance for 2013 • Payables in the U.S. and Belgium • €321 million FCF in H1
Costs	• Continued focus on enhancing efficiency and reducing complexity	• U.S. organizational restructuring • Divestment of non-core assets • Group Corporate costs reduction

2013 Guidance[1]

- Underlying operating profit of at least €755 million
  - This reflects the fact that Sweetbay, Harveys and Reid´s have moved into discontinued operations
  - This translates into guidance of an underlying operating profit of at least €780 million compared to approximately €775 million based on the previous scope
- Flat SG&A as percentage of revenues
- Reduction in net finance costs to approximately €200 million (after planned divestiture of Sweetbay, Harveys and Reid's)
- Target capex of approximately €650 million, including approximately €470 million in H2; 200 store openings
- Expected Free Cash Flow of approximately €500 million in 2013

DELHAIZE GROUP

(1) 2013 guidance is given at identical exchange rates (€1 = $1.2848)